Exhibit 23.2

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and to the incorporation by reference of our report dated February 28, 2017, with respect to the abbreviated financial statements of Verizon Communications Inc.’s (“Verizon”) Selected Sites of Verizon’s Colocation and Data Center Interconnect Operations (“Group”), which comprise the Statements of Assets Acquired and Liabilities Assumed as of December 31, 2016 and 2015, the related Statements of Net Revenues and Direct Expenses for each of the three years in the period ended December 31, 2016, and the related notes to the abbreviated financial statements.

/s/ Ernst & Young LLP

Orlando, Florida

November 6, 2017